January 4, 2024

VIA EDGAR TRANSMISSION

Kimberly A. Browning

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Mason Capital Fund Trust, File Nos. 333-270294 and 811-23853 (the “Registrant”)

Dear Ms. Browning:

On July 25, 2023, the Registrant filed an amended registration statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of Fundamentals First ETF (the “Fund”). On December 20, 2023, you provided comments via telephone to Zeynep Kart with respect to the registration statement as described below. Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through. The Registrant will make the revisions in response to the comments in its definitive filing pursuant to Rule 497.

Prospectus

Fees and Expenses

Comment 1.	Please include a footnote to the fee table noting that other expenses are based on estimated amounts for the current fiscal year. See Instruction 6(a) to Item 3 of Form N-1A.

Response.	The following footnote has been added to the fee table:

(1)	Other expenses are based on estimated amounts for the current fiscal year.

Kimberly A. Browning
January 4, 2024

Shareholder Actions

Comment 2.	Please revise the first sentence to clarify that the risks that apply to federal claims are applicable to state claims regarding suits in an inconvenient and less favorable forum.

Response.	The sentence has been revised as follows:

With the exception of any claims under the federal securities laws, any legal suit, action, or proceeding arising out of or relating to the Fund’s Declaration of Trust and the transactions contemplated thereby, as well as the Fund’s By-Laws and the transactions contemplated thereby, shall be instituted in the courts of the State of Massachusetts in each case located in the City of Boston and County of Suffolk, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding (thus, shareholders may have to bring suit in an inconvenient and less favorable forum).

Part C

Comment 3.	Please delete footnote 4 to the exhibit list because there are no exhibits listed to be filed by subsequent amendment.

Response.	The footnote has been deleted. The Registrant confirms that it will remove the footnote in its next filing if there will be no exhibits to be filed by subsequent amendment.

Comment 4.	Please confirm that Gregg Picillo has the role of the Trust’s comptroller or principal accounting officer. If so, please add that to his title on the signature page. See Section 6(a) of the Securities Act of 1933. If not, please explain why the signature of the Trust’s comptroller or principal accounting officer is not included in the Part C.

Response.	The Registrant confirms that Mr. Gregg Picillo is the Trust’s principal accounting officer. The Registrant confirms that his title will be clarified in the next filing.

If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,
/s/ Andrew Davalla
Andrew Davalla